SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                   PRODUCTION SYSTEMS ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   743085102
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                    Copy to:

Seneca Ventures                          Stephen A. cohen, Esq.
68 Wheatley Road                         Morrison Cohen Singer, & Weinstein, LLP
Brookville, New York 11545               750 Lexington Avenue
Telephone (516) 626-3070                 New York, New York
                                         Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  MAY 10, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  - 1 of 20 -

CUSIP No. 743085102                      13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               WOOLDAND PARTNERS


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 20 -

CUSIP No. 743085102                      13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Barry Rubenstein


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  - 3 0f 20 -

CUSIP No. 743085102                      13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Marilyn Rubenstein

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 20 -

CUSIP NO. 743085102

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Marilyn and Barry Rubenstein Family Foundation

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 0f 20 -

CUSIP NO. 743085102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Woodland Venture Fund

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 20 -

CUSIP NO. 743085102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Seneca Ventures

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 20 -

CUSIP NO. 743085102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Woodland Services Corp.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 8 of 20 -

CUSIP NO. 743085102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Brian Rubenstein

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 20 -

CUSIP NO. 743085102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    The Rubenstein Family Limited Partnership
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares                                            0%
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares                                            0%
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Dispositive                                       0%
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                        PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 10 of 20 -

     This statement, dated May 10, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated June 24, 1994, regarding the reporting persons' ownership of certain securities of Production Systems Acquisition Corporation (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

Item 1.  Security and Issuer.
         --------------------
          (a)  Common Stock, $.001 par value per share (CUSIP No. 743085102).

          (b) Redeemable Common Stock Purchase Warrant, entitling the holder thereof to purchase one share of Common Stock at $5.00 per share, exercisable as of the later of (i) the consummation of a Business Combination (as defined in the Issuer's prospectus, dated June 24, 1994 (the "Prospectus")) by the Issuer, or (ii) June 24, 1995, and expiring June 24, 2001 (CUSIP No. 743085110).

          (c) Unit, consisting of one (1) share of Common Stock and two (2) Warrants (CUSIP No. 743085201).

                    Production Systems Acquisition Corporation
                           1345 Avenue of the Americas
                            New York, New York 10105


Item 2.  Identity and Background.
         ------------------------

     1. (a) Woodland Partners, a general partnership organized under the laws of
            -----------------
the State of New York.

          (b)  Address: 68 Wheatley Road Brookville, NY 11545

          (c)  Principal Business: Investments.

          (d) Woodland Partners, within the last five (5) years, has not been convicted in any criminal proceeding.

          (e) Woodland Partners, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future

                                  - 11 of 20 -
     violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

     2. (a) Barry Rubenstein, a general partner of Woodland Partners, Seneca
            ----------------
Ventures, Woodland Venture Fund, and The Rubenstein Family Limited Partnership, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation, and the President and sole director of Woodland Services Corp.

     (b) Address: 68 Wheatley Road, Brookville, NY 11545

     (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.

     (d) Barry Rubenstein, within the last five (5) years, has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

     (e) Barry Rubenstein, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States.

          Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

     3. (a) Marilyn Rubenstein, a general partner of Woodland Partners and The
            ------------------
Rubenstein Family Limited Partnership, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation, the Secretary and Treasurer of Woodland Services Corp., and a limited partner of Seneca Ventures.

     (b) Address:
                  68 Wheatley Road
                  Brookville, NY 11545

     (c) Principal occupation: Housewife

     (d) Marilyn Rubenstein, within the last five (5) years, has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

                                  - 12 of 20 -

     (e) Marilyn Rubenstein, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States.

     Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.

     4. (a) Brian Rubenstein, one of the Trustees of The Marilyn and Barry
            ----------------
Rubenstein Family Foundation and a limited partner of The Rubenstein Family Limited Partnership.

     (b) Address:
                     68 Wheatley Road
                     Brookville, NY 11545

     (c) Principal Occupation: Student

     (d) Brian Rubenstein, within the last five (5) years, has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

     (e) Brian Rubenstein, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States

     Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

     5. Rebecca Rubenstein. On October 17, 1994, Rebecca Rubenstein resigned as
        ------------------
a trustee of the Foundation.

     6. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization
            ---------------------------------------------------
which is exempt from Federal Income Taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

     (b) Address:
                   68 Wheatley Road
                   Brookville, NY 11545

                                   - 13 of 20 -

     (c) Principal Business: Charitable Foundation

     (d) The Foundation, within the last five (5) years, has not been convicted in any criminal proceeding.

     (e) The Foundation, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein are the Trustees of the Foundation.

     7. (a) Woodland Venture Fund, a limited partnership organized under the
            ---------------------
laws of the State of New York (the "Fund").

     (b) Address:
                    68 Wheatley Road
                    Brookville, NY 11545

     (c) Principal Business: Investments.

     (d) The Fund, within the last five years, has not been convicted in any criminal proceeding.

     (e) The Fund, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Woodland Services Corp. and Mr. Barry Rubenstein are the general partners
     -----------------------
of the Fund. The limited partners of the Fund include certain other investors.

     8. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

     (b) Address:
                   68 Wheatley Road
                   Brookville, NY 11545

     (c) Principal Business: Investments.

     (d) Services, within the last five years, has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

                                  - 14 of 20 -

     (e) Services, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock.

     9. (a) Seneca Ventures, a limited partnership organized under the laws of
            ---------------
the State of New York ("Seneca").

     (b) Address:
                  68 Wheatley Road
                  Brookville, NY 11545

     (c) Principal Business: Investments.

     (d) Seneca, within the last five years, has not been convicted in any criminal proceeding.

     (e) Seneca, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

     10. (a) The Rubenstein Family Limited Partnership, a partnership organized
             -----------------------------------------
under the laws of the State of New York (the "Rubenstein Partnership").

     (b) Address:
                  68 Wheatley Road
                  Brookville, NY 11545

     (c) Principal Business: Investments

     (d) The Rubenstein Partnership, within the last five (5) years, has not been convicted in any criminal proceeding.

     (e) The Rubenstein Partnership, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                  - 15 of 20 -

     Barry Rubenstein and Marilyn Rubenstein are the two general partners of the Rubenstein Partnership, and Brian Rubenstein is a limited partner of the Rubenstein Partnership.

ITEM 3. Source and Amounts of Funds or Other Consideration
        --------------------------------------------------
     Barry Rubenstein and Marilyn Rubenstein obtained funds for the purchase of the Issuer's shares from their personal funds and other funds, the partnerships obtained funds for the purchase of the Issuer's shares from their respective working capital and others funds, and the Foundation obtained funds for the purchase of the Issuer's shares from its other funds.

     On March 25, 1994, Woodland Partners loaned $50,000 to the Issuer and was issued two units, each consisting of (i) a $25,000 promissory note bearing interest at the rate of ten percent (10%) per annum and due the earlier of the closing of the IPO or May 25, 1995, and (ii) 50,000 warrants (the "Bridge Warrants"). The Bridge Warrants are identical to the Warrants, except they are not redeemable by the Issuer until ninety (90) days after the consummation of a Business Combination.

     The amount of funds used in making the purchases of the Units in connection with the IPO and in the over-the-counter market are set forth below:

         Name                                           Amount of Consideration
         ----                                           -----------------------

         Woodland Partners                                    $    270,000
         Barry Rubenstein Rollover IRA                        $    180,000
         The Marilyn and Barry
           Rubenstein Family Foundation                       $     30,000
         Marilyn Rubenstein                                   $    240,000
         Seneca Ventures                                      $    215,469
         Woodland Venture Fund                                $    216,563
         The Rubenstein Family
           Limited Partnership                                $     60,000



                                  - 16 of 20 -

Item 4.  Purpose of Transaction.
         ----------------------
     The reporting persons acquired their shares for purposes of investment.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
     (a) The following list sets forth the aggregate number and percentage (based on 2,125,000 shares of Common Stock outstanding as reported by the Issuer in its Proxy Statement dated April 22, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 10, 1996:

                                       Shares of            Percentage of Shares
                                     Common Stock              of Common Stock
Name                              Beneficially Owned1        Beneficially Owned1
----                              -------------------        -------------------

Woodland Partners                          0                         0%
Barry Rubenstein                           0                         0%
Marilyn Rubenstein                         0                         0%
Seneca Ventures                            0                         0%
Woodland Venture Fund                      0                         0%
The Marilyn and Barry Rubenstein
 Family Foundation                         0                         0%
Woodland Services Corp.                    0                         0%
The Rubenstein Family
  Limited Partnership                      0                         0%
Brian Rubenstein                           0                         0%


     (b) As of May 10, 1996, the reporting persons no longer owned shares of the Common Stock of the Issuer.

--------
1 Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

                                  - 17 of 20 -

     (c) The following is a description of all transactions in Shares of Common Stock and Warrants of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from March 11, 1996 through May 10, 1996, inclusive:

                                                                        Number of Shares
                                                Purchase or            (S) or Warrants (W)           Purchase or
Name of Shareholder                              Sale Date             Purchased or (Sold)           Sale Price
-------------------                              ---------             -------------------           ----------

Woodland Partners                                 5/10/96                    (50,000 W)                 $1.00
                                                  5/10/96                    (45,000 S)                 $5.28

Barry Rubenstein -                                5/9/96                     (60,000 W)                 $1.00
  Rollover IRA                                    5/10/96                    (30,000 S)                 $5.28

Seneca Ventures                                   5/10/96                    (70,000 W)                 $1.00
                                                  5/10/96                    (35,000 S)                 $5.28

Woodland Venture Fund                             5/10/96                    (70,000 W)                 $1.00
                                                  5/10/96                    (35,000 S)                 $5.28

The Marilyn and Barry Rubenstein
  Family Foundation                               5/10/96                     (5,000 S)                 $5.28

Marilyn Rubenstein                                5/10/96                    (30,000 W)                 $1.00
                                                  5/10/96                    (40,000 S)                 $5.28

The Rubenstein Family Limited
  Partnership                                     5/10/96                    (10,000 S)                 $5.28

     Woodland Partners, Barry Rubenstein Rollover IRA, the Foundation, the Rubenstein Partnership, Marilyn Rubenstein, Seneca and the Fund sold their Shares of Common Stock and their Warrants in the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) On May 10, 1996, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


Item 6.  Contracts, Arrangements,  Understandings or  Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------
     (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

                                   - 18 of 20 -

     (b) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to Section 501(a) of the Code as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of the Issuer held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein.

     (c) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

     (d) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

     (e) The Rubenstein Partnership is a partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Rubenstein Partnership is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein. The limited partners have no voting or investment power over the Issuer's shares held by the Rubenstein Partnership.

     (f) Woodland Partners agreed not to transfer the Bridge Warrants until after the consummation of a Business Combination and not to exercise them until ninety (90) days after a Business Combination. The Issuer has agreed to register the Bridge Warrants and the shares of Common Stock underlying the Bridge Warrants (the "Bridge Shares") under the Registration Statement of which the Prospectus is a part, and granted piggyback registration rights for the Bridge Warrants and the Bridge Shares.

     (g) Except for the circumstances discussed or referred to in paragraph (a) and (f) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


Item 7.  Material to be Filed as Exhibits
         --------------------------------
     Exhibit A - Agreement, dated June 24, 1994, among the reporting persons by
     ---------
which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

     Exhibit B - Power of Attorney, dated June 24, 1994, appointing Barry
     ---------
Rubenstein as attorney-in-fact for Brian Rubenstein.

                                  - 19 of 20 -

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:  May 20, 1996

                                       /s/ Barry Rubenstein
                                       -----------------------------------------

                                       Barry Rubenstein, individually, as
                                       General Partner on behalf of Woodland
                                       Partners, Seneca Ventures, The
                                       Rubenstein Family Limited Partnership
                                       and Woodland Venture Fund, as President
                                       of Woodland Services Corp., and as
                                       Trustee of The Marilyn and Barry
                                       Rubenstein Family Foundation


                                       /s/ Marilyn Rubenstein
                                       -----------------------------------------
                                       Marilyn Rubenstein

                                           *
                                       -----------------------------------------
                                       Brian Rubenstein

*       /s/ Barry Rubenstein
-----------------------------------------
 Barry Rubenstein, Attorney-in-Fact

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  - 20 of 20 -